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                              SOL V. SLOTNIK, P.C.
                         11 EAST 44TH STREET-19TH FLOOR
                            NEW YORK, NEW YORK 10017
                               TEL (212) 687-1222
                               FAX (212) 986-2399


                                                              September 18, 2008



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Karl Hiller, Esq., Branch Chief and
      Tracie Towner, Staff Accountant

         Re:      Continan Communications, Inc.
                  Form 10-KSB for year ended
                  December 31, 2007

Dear Mr. Hiller and Ms. Towner:

          I am co-counsel together with Richard C. Fox, P.A. for Continan Communications, Inc. (the "Company"). This letter is in reply to your letter dated September 9, 2008 in which certain questions were raised about Continan's Form 10-KSB for the year ended December 31, 2007 including certain questions concerning the financial statements. The letter states in part that the Company should respond within 10 business days or advise the Staff as to when a response will be provided.

         As I discussed yesterday with Ms. Towner, the Company will require one additional period of approximately 10 business days to prepare its response because of the need to confer with and coordinate the response among the Company, counsel, and the Company's auditors. Accordingly, the Company anticipates it will file its response to the September 9 letter on or about October 7, 2008. Thank you.



                                                         Sincerely yours,

                                                         /s/ Sol V. Slotnik
                                                         Sol V. Slotnik

cc:  Richard C. Fox, P.A. via e-mail